UNITED  STATES
                       SECURITIES  AND  EXCHANGE  COMMISSION

                             Washington,  D.C.  20549




                                  SCHEDULE  13D
                    Under  the  Securities  Exchange  Act  of  1934
                            (Amendment  No.  ________)*


                              Flexxtech  Corporation
    _________________________________________________________________________
                                (Name  of  Issuer)

                           Common  Stock  .001  Par  Value
    _________________________________________________________________________
                         (Title  of  Class  of  Securities)

                                   33938v  40  6
    _________________________________________________________________________
                                 (CUSIP  Number)

      Michael  Novielli  100  Mill  Plain  Road,  Danbury, CT 06811 203-791-3838
    _________________________________________________________________________
           (Name,  Address  and  Telephone  Number  of  Person  Authorized  to
                       Receive  Notices  and  Communications)

                                 April  17,  2003
    _________________________________________________________________________
             (Date  of  Event  which  Requires  Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section;240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section;240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC  1746  (11-02)


CUSIP  No.33938v406

     1.   Names  of  Reporting  Persons.
          I.R.S.  Identification  Nos.  of  above  persons  (entities  only).

          Douglas  H.  Leighton
____________________________________________________________________________

     2.Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)

       (a)  [X}
       (b)
____________________________________________________________________________

     3.SEC  Use  Only
____________________________________________________________________________

     4.Source  of  Funds  (See  Instructions):   OO
____________________________________________________________________________

     5.Check  if  Disclosure  of  Legal  Proceedings  Is  Required  Pursuant  to
       Items  2(d)  or  2(e)
_____________________________________________________________________________

     6.  Citizenship  or  Place  of  Organization:  US
_____________________________________________________________________________

               7.  Sole  Voting  Power:  0
Number  of     _____________________________________________________________
Shares  Bene-
ficially  by   8.  Shared  Voting  Power:  1,500,000  (as  Managing  partner  in
Owned  by  Each              Dutchess  Private  Equities  Fund,  LP  and
Reporting                    Dutchess  Advisors,  LLC)
Person  with     _____________________________________________________________
Owned  by  Each
               9.  Sole  Dispositive  Power:  0
          ______________________________________________________________

    10.  Shared  Dispositive  Power:  1,500,000  (as  Managing  partner  in
                               Dutchess  Private  Equities  Fund,  LP  and
                               Dutchess  Advisors,  LLC)
          ______________________________________________________________

    11.  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting
         Person  :  1,500,000
_______________________________________________________________________________

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
_______________________________________________________________________________

    13.  Percent  of  Class  Represented  by  Amount  in  Row  (11):
         Approximately  15%
________________________________________________________________________________

    14.  Type  of  Reporting  Person  (See  Instructions):  IN
________________________________________________________________________________


CUSIP  No.33938v406

     1.   Names  of  Reporting  Persons.
          I.R.S.  Identification  Nos.  of  above  persons  (entities  only).

          Michael  A  Novielli
____________________________________________________________________________

     2.Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)

          (a)  [X]
          (b)
____________________________________________________________________________

     3.SEC  Use  Only
____________________________________________________________________________

     4.Source  of  Funds  (See  Instructions):   OO
____________________________________________________________________________

     5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
_____________________________________________________________________________

     6.  Citizenship  or  Place  of  Organization:  US
_____________________________________________________________________________

                 7.  Sole  Voting  Power:  0
Number  of     _____________________________________________________________
Shares  Bene-
ficially  by     8.  Shared  Voting  Power:  1,500,000  (as  Managing partner in
Owned  By                         Dutchess  Private  Equities  Fund,
Reporting                         LP  and  Dutchess  Advisors,  LLC)
Person  With     _____________________________________________________________

                 9.  Sole  Dispositive  Power:  0
          ______________________________________________________________

     10.  Shared  Dispositive  Power:  1,500,000  (as  Managing  partner  in
                         Dutchess  Private  Equities  Fund,  LP  and
                         Dutchess  Advisors,  LLC)
          ______________________________________________________________

     11.  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting
          Person  :  1,500,000
_______________________________________________________________________________

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
_______________________________________________________________________________

     13.  Percent  of  Class  Represented  by  Amount  in  Row  (11):
          Approximately  15%
________________________________________________________________________________

     14.  Type  of  Reporting  Person  (See  Instructions):  IN
________________________________________________________________________________


CUSIP  No.33938v406

     1.  Names  of  Reporting  Persons.
         I.R.S.  Identification  Nos.  of  above  persons  (entities  only).

                 Dutchess  Private  Equities  Fund,  LP
____________________________________________________________________________

     2.Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)

          (a)  [X]
          (b)
____________________________________________________________________________

     3.SEC  Use  Only
____________________________________________________________________________

     4.Source  of  Funds  (See  Instructions):   OO
____________________________________________________________________________

     5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
_____________________________________________________________________________

     6.     Citizenship  or  Place  of  Organization:  Delaware
_____________________________________________________________________________

                 7.  Sole  Voting  Power:  0
Number  of     _____________________________________________________________
Shares  Bene-
ficially  by     8.  Shared  Voting  Power:  1,500,000  (as  Managing partner in
Owned  By                                    Dutchess  Advisors,  Ltd.
Reporting         ______________________________________________________________
Person  With     9.  Sole  Dispositive  Power:  0
_____________________________________________________________
     10.  Shared  Dispositive  Power:  1,500,000
                   With  Dutchess  Advisors,  Ltd.
          ______________________________________________________________

     11.  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting
             Person  :  1,500,000
_______________________________________________________________________________

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
_______________________________________________________________________________

     13.  Percent  of  Class  Represented  by  Amount  in  Row  (11):
                    Approximately  15%
________________________________________________________________________________

     14.  Type  of  Reporting  Person  (See  Instructions):  PN
________________________________________________________________________________

CUSIP  No.33938v406

     1.  Names  of  Reporting  Persons.
         I.R.S.  Identification  Nos.  of  above  persons  (entities  only).

         Dutchess  Advisors,  Ltd.
____________________________________________________________________________

     2.Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)

          (a)[x]
          (b)
____________________________________________________________________________

     3.SEC  Use  Only
____________________________________________________________________________

     4.Source  of  Funds  (See  Instructions):   OO
____________________________________________________________________________

     5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
_____________________________________________________________________________

     6.  Citizenship  or  Place  of  Organization:  Connecticut
_____________________________________________________________________________

                 7.  Sole  Voting  Power:  0
Number  of        _____________________________________________________________
Shares  Bene-
ficially  by     8.  Shared  Voting  Power:  1,500,000
Owned  By            With  Dutchess  Private  Equities  Fund,  LP
Reporting          ____________________________________________________________
Person  With     9.  Sole  Dispositive  Power:  0
                  _____________________________________________________________

          10. Shared Dispositive Power: 1,500,000 (as Managing partner in With Dutchess Private Equities Fund, LP
          ______________________________________________________________

     11.  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting
          Person  :  1,500,000
_______________________________________________________________________________

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
_______________________________________________________________________________

     13.  Percent  of  Class  Represented  by  Amount  in  Row  (11):
          Approximately  15%
________________________________________________________________________________

     14.  Type  of  Reporting  Person  (See  Instructions):  CO
________________________________________________________________________________


Item  1.  Security  and  Issuer

     Common  Stock
     Flexxtech  Corporation
     5777  W  Century  Blvd  Suite  775
     Los  Angeles,  CA  90045

Item  2.  Identity  and  Background

(a) This statement is being filed by Dutchess Private Equities Fund, LP, ("DPE") Dutchess Advisors, LLC. ("DA") Michael A. Novielli ("Novielli") and Douglas H. Leighton ("Leighton")(herein after referred to as "Reporting Persons")

(b) DA, DPE and Leighton has principal business at 312 Stuart St, Third Floor, Boston, MA 02116; Novielli has principal business at 100 Mill Plain Road, Danbury, CT 06811. Leighton and Novielli are both managing partner of DA and DPE

(c)  Private  Equity  Fund

(d)  No

(e)  No

(f)  DPE  is  a  Delaware  Limited  Partnership.  DA  is  a  Connecticut Limited
     Liability Corporation. Both Novielli and Leighton are citizens of the United States


Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration

     700,000  shares  were  issued  to  DA  as  part  of  a consulting agreement dated April 17, 2003. 800,000 shares were issued to DPE as part of an investment agreement dated April 17, 2003


Item  4.  Purpose  of  Transaction

     DPE had acquired the shares for investment in Company. DA has received shares for a consulting agreement with the Company


(d) The board has currently been appointed two new board members on behalf of DPE. Leighton and Theodore J. Smith, Jr. ("Smith") currently serve on the board of directors. Novielli joined the Company as chairman of the board.


Item  5.  Interest  in  Securities  of  the  Issuer

(a)- (b)Collectively Reporting Persons own 1,500,000 shares representing approximately 15% of current issued and outstanding shares. Leighton and Novielli may be deemed to have a beneficial ownership in the aforementioned shares as managing partners of DA and DPE


(c)     None

(d)     None

(e)     N/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     DPE  and  the  Issuer  are  parties  to  a  Subscription  Agreement  dated
April
     17, 2003. DA and the Issuer are parties to a Consulting agreement dated April 17, 2003. The Subscription Agreement and Consulting
Agreement  were
     previously filed by the Issuer on April 23, 2003, as Exhibits 10.3 and 10.6 respectively on Form 8-K.








Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By  DA:

By  Leighton:


__________________________________________________________________
Date     6/18/03



/s/  Douglas  Leighton
__________________________________________________________________

Signature



Managing  Partner
__________________________________________________________________
Name/Title



__________________________________________________________________
Date     6/18/03



Managing  Partner
__________________________________________________________________
Name/Title


By  Novielli:

__________________________________________________________________
Date     6/18/03



/s/  Michael  A.  Novielli
__________________________________________________________________

Signature







By  DPE
By  Leighton:

__________________________________________________________________
Date     6/18/03



/s/  Douglas  Leighton
__________________________________________________________________

Signature



Managing  Partner
__________________________________________________________________
Name/Title


By  Novielli:

__________________________________________________________________
Date     6/18/03



/s/  Michael  A.  Novielli
__________________________________________________________________

Signature



Managing  Partner
__________________________________________________________________
Name/Title


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